FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to the Annual Report of

HUNGARY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Jeffrey C. Cohen, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

EXHIBIT INDEX

EX-1.2

EX-4.1

EX-4.2

EX-5.1

EX-5.2

EX-99.1

EX-99.D.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Hungary has duly caused this Amendment No. 2 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on February 27, 2013.

HUNGARY

By:	/s/ István Töröcskei
	Name:	István Töröcskei
	Title:	Chief Executive Officer of Government Debt Management Agency Pte Ltd. as attorney

Explanatory Note

This Amendment No. 2 to the annual report of Hungary for the fiscal year ended December 31, 2011 (the “Annual Report”) consists of the following exhibits relating to the global bond offering of (i) US$1,250,000,000 aggregate principal amount of Hungary’s 4.125% Notes due 2018 and (ii) US$2,000,000,000 aggregate principal amount of Hungary’s 5.375% Notes due 2023:

(1) Pages numbered 1 to 3, consecutively.

(2) The following exhibits:

Exhibit 1.2	Conformed copy of the Pricing Agreement, dated February 12, 2013, among Hungary, BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman Sachs International

Exhibit 4.1	Form of 4.125% Notes due 2018

Exhibit 4.2	Form of 5.375% Notes due 2023

Exhibit 5.1	Opinion of Dr. Zsolt Szita Law Office, Hungarian legal advisers to the Government Debt Management Agency Private Company Limited by Shares of Hungary

Exhibit 5.2	Opinion of Linklaters LLP

Exhibit 99.1	Itemized list of estimated expenses incurred or borne by or for the account of Hungary in connection with the sale of the Notes

Exhibit 99.D.1	Recent Developments of Hungary as of February 12, 2013

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

EXHIBIT INDEX

Exhibit	Description

1.1	Conformed copy of the Underwriting Agreement, dated January 26, 2010.*

1.2	Conformed copy of the Pricing Agreement, dated February 12, 2013, among Hungary, BNP Paribas, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman Sachs International.

4.1	Form of 4.125% Notes due 2018.

4.2	Form of 5.375% Notes due 2023.

5.1	Opinion of Dr. Zsolt Szita Law Office, the Hungarian legal advisers to the Government Debt Management Agency Private Company Limited by Shares of Hungary.

5.2	Opinion of Linklaters LLP.

24.1	Power of Attorney.**

99.1	Itemized list of estimated expenses incurred or borne by or for the account of Hungary in connection with the sale of the Notes.

99.2	Conformed copy of the Fiscal Agency Agreement, dated January 29, 2010, between Hungary and Citibank, N.A., as fiscal agent, paying agent and registrar.*

99.C.1	The latest annual budget of Hungary as set forth in Act CCIV of 2012 on the central budget of Hungary for the year 2013 (Magyarország 2013. évi központi költségvetéséről szóló 2012. évi CCIV. törvény) as published in the Official Gazette (Magyar Közlöny) on December 18, 2012, filed in paper format under cover of Form SE on January 30, 2013.**

99.D	Description of Hungary dated October 10, 2012.***

99.D.1	Recent Developments of Hungary as of February 12, 2013.

*	Incorporated by reference from the Amendment on Form 18-K/A filed on February 4, 2010 to the Annual Report on Form 18-K filed on October 10, 2012, file no. 033-49294-01.
**	Incorporated by reference from the Amendment on Form 18-K/A filed on January 30, 2013 to the Annual Report on Form 18-K filed on October 10, 2012, file no. 033-49294-01.
***	Incorporated by reference from the Annual Report on Form 18-K filed on October 10, 2012, file no. 033-49294-01.